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Silver, Freedman & Taff, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
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November 9, 2007

VIA EDGAR

Todd Schiffman, Assistant Director
Financial Services Group
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Sound Financial, Inc. Registration Statement on Form SB-2/A File Number 333-146196

Dear Mr. Schiffman:

Pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations thereunder, on behalf of our client Sound Financial, Inc. (the "Holding Company"), we enclose herewith for filing Pre-Effective Amendment No. Two (the "Amendment") to the Holding Company's Registration Statement on Form SB-2 relating to the Holding Company's proposed offering.

The Amendment responds to a comment raised by the Staff of the Securities and Exchange Commission in its letter dated November 7, 2007 (the "Comment Letter"). The Holding Company's responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter.

The Amendment is marked to show all revisions to Amendment No. 1, which was filed on November 2, 2007. In addition to the responses to the Staff's comments, these revisions include a response to further comments of the Office of Thrift Supervision ("OTS") respecting the Use of Proceeds disclosure at pages 36 to 37.

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Todd Schiffman
Securities and Exchange Commission
November 9, 2007

Staff Comments:

Form SB-2
MD&A, page 76

    With a view towards adding an additional risk factor, supplementally advise the staff as to the reasons for and the restriction imposed by the OTS supervisory directive. In this regard, have there been any related personnel and/or operational changes.

Response: Sound Community Bank submitted a business plan to the OTS in connection with its conversion from a credit union. The Bank was required to follow this plan for three years from the date of its conversion. In mid 2005,: (1) the Bank's asset size increased and, as a result, its regulatory capital level was below the levels projected in that business plan; (2) the Bank's commercial business and real estate loans were above the levels in the business plan; and (3) the Bank's then- current earnings were not high enough to return capital to the required levels. In addition, the Bank did not conduct an independent loan review and its commercial loan monitoring (post closing) required improvement. As a result, the OTS sent a letter containing a supervisory directive, which the Bank was asked to adopt in a Board resolution. By letter dated April 5, 2006, the OTS revised the letter to increase the permitted level of commercial business loans. By letter dated, August 29, 2007, the OTS terminated the directive. The OTS did not request any changes in personnel in connection with the issuance of the directive. The only operational changes were to limit commercial lending to stay within the prescribed limits, to conduct the independent loan review and to improve loan monitoring.

An OTS supervisory directive is a type of informal enforcement action used when an institution's overall condition is sound, but the OTS wants written commitments from the board of directors or management that identified problems and weaknesses are corrected. Informal actions are not public and are are not enforceable in and of themselves. OTS cannot enforce compliance in federal court or assess civil money penalties for noncompliance. The OTS may take more severe enforcement actions if the institution fails to make the necessary corrections. As described in Section 370 of the OTS Examinations handbook:

"OTS commonly uses informal actions for problems in the following types of associations:

    Well- or adequately-capitalized associations.
    Associations with a composite rating of 1 or 2.
    Associations with a 3-rating with strong management."
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Todd Schiffman
Securities and Exchange Commission
November 9, 2007

Because the directive was not a formal enforcement action, did not significantly impact the Bank and has been terminated, we did not believe it warranted a separate risk factor. We have expanded the discussion of the directive in the MD&A on page 76 to read as follows:

"The OTS issued a supervisory directive to Sound Community Bank in November 2005, because its capital was below levels in its business plan, its level of commercial real estate and business loans was above levels in its business plan, its earnings were below levels to maintain adequate capital; it did not conduct an independent loan review; and its commercial loan monitoring required improvement. Under that directive, as amended, Sound Community Bank's total investment in commercial loans was limited to 15% of assets, of which at least initially 12% and later 10% had to be secured by commercial real estate. Sound Community Bank also was required to reach earnings and capital levels in their business plan and enhance their loan review and classification process, including obtaining an independent loan review. The directive affected our operations by limiting our total investment in commercial loans; however, it was terminated on August 29, 2007."

Report of Independent Registered Public Accounting Firm

  Please advise us how your independent auditors determined whether they were required to revise the date of their report (or dual date) given the changes made to your audited financial statements and accompanying footnotes.

Response: Our independent auditors, Moss Adams LLP, determined that there were no substantive or material changes to the financial statements. All of the modifications were made in response to comments from the Securities and Exchange Commission and the Office of Thrift Supervision. As a result, Moss Adams has indicated that an updated auditor's report was not necessary.

Consolidated Statements of Cash Flows

  We note your revision in response to prior comment 23 to separately present the cash flows related to mortgage loans originated for sale within operating activities. We also note you continue to present another line item within operating activities entitled "Change in loans held for sale." Please advise us as to the difference between the line items and/or revise to clarify.

Response: The line item on the Statement of Cash Flows entitled "Proceeds for sales of mortgage loans" represents the amount of cash received for loans originated during the period

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Todd Schiffman
Securities and Exchange Commission
November 9, 2007

sold on the secondary market. The line item on the Statement of Cash Flows entitled "Originations of mortgage loans held for sale" represents loans originated with the intent to sell during the period.

The line item on the Statement of Cash Flows entitled "Change in loans held for sale" represented loans that were classified as loans held for investment at origination, but were reclassified and held as loans held for sale and subsequently sold on the secondary market. In response to a further clarification from Staff, the Statement of Cash Flows is being revised as follows: the line item "Change in loans held for sale" is being removed from cash flows from operating activities and is included in the "Net increase in loans" line in cash flows from investing activities in accordance with FAS 102, paragraph 9.

  As a related matter to our comment above, we note you revised certain other amounts reported. Please provide us with a brief explanation regarding each of the changes made.

Response: The three additional line items regarding loans held for sale described above resulted in three of the changes in the Statement of Cash Flows. In addition, adding those lines required changes to the "Net increase in loans for each year presented in investing activities" in order to remove changes in loans held for sale from that category. The changes to the lines entitled "Change in other assets" and "Change in accounts payable and other liabilities" for the year ended December 31, 2006 and the six months ended June 30, 2007 are a result of the netting of federal income taxes payable and federal income taxes receivable during those periods.

Based on this filing, we have included requests from the Company and Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement to Tuesday, November 13, 2007 at 10:30 a.m. or as soon as practicable.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4536.

Very truly yours, /s/ Marianne E. Roche Marianne E. Roche
Enclosures
cc:	Michael R. Clampitt, Staff Attorney Mail Stop 4561 Angela Connell, Staff Accountant